UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41815

            AngloGold Ashanti plc
(Translation of registrant’s name into English)

Third Floor, Hobhouse Court, Suffolk Street
London SW1Y 4HH
United Kingdom

6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Enclosure: Award of Share Options to Executive Directors and Executive Officers of AngloGold Ashanti plc

AngloGold Ashanti plc
(Incorporated in England and Wales) Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE Share code: AU
JSE Share code: ANG
(“AngloGold Ashanti”, “AGA” or the “Company”)

NEWS RELEASE

AWARD OF SHARE OPTIONS TO EXECUTIVE DIRECTORS AND EXECUTIVE OFFICERS OF ANGLOGOLD ASHANTI PLC

On 23 February 2026, AngloGold Ashanti plc (the “Company”) (NYSE: AU; JSE: ANG) granted conditional awards over shares in the Company under the 2024 Omnibus Incentive Compensation Plan (the “Omnibus Plan”), consisting of Performance Stock Unit (“PSU”), Restricted Stock Unit ("RSU") and Transition share awards.

The PSUs are due to vest in 2029 following a three-year performance period, based on achievement of the applicable performance criteria. The RSUs will vest in three equal tranches over a three-year period. The Transition share awards are based on a three-year backward-looking performance period ended 31 December 2025 and will vest in 2029 for Executive Directors and in 2028 for other Executive Officers. This is the final set of Transition share awards, which were granted to facilitate the transition from the legacy backward-looking incentive compensation plan to the current forward-looking plan.

Details of the grant of awards to Executive Directors and other Executive Officers are set out in the tables below:

Name of company	AngloGold Ashanti plc
Date of grant	23 February 2026
Class of security	Option to acquire ordinary shares
Nature of transactions	Off-market, grant of PSU, RSU and Transition awards
Strike price	Nil cost to participant in accordance with the rules of the plan
Nature and extent of interest	Direct, Beneficial

Name	Number of PSUs awarded(1)	Number of RSUs awarded(1)	Number of Transition shares awarded(1)
Alberto Calderon (Executive Director)	28,588	19,058	10,408
Gillian Doran (Executive Director)	11,678	7,786	4,244
Lisa Ali (Executive Officer)	9,221	6,147	3,662
Stewart Bailey (Executive Officer)	8,387	5,592	3,175
Terry Briggs (Executive Officer)	8,830	5,886	3,035
Marcelo Godoy (Executive Officer)	9,355	6,236	3,715
Lizelle Marwick (Executive Officer)	8,326	5,550	3,014
Marcelo Pereira (Executive Officer)	7,235	4,824	2,067
(1) Based on the six-month trailing VWAP to 31 January 2026 value of US$74.49.

ENDS

London, Denver, Johannesburg

25 February 2026
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Andrea Maxey        +61 08 9425 4603 / +61 400 072 199    amaxey@aga.gold
General inquiries                            media@anglogoldashanti.com

Investors

Andrea Maxey        +61 08 9425 4603 / +61 400 072 199    amaxey@aga.gold
Yatish Chowthee        +27 11 637 6273 / +27 78 364 2080        yrchowthee@aga.gold

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AngloGold Ashanti plc
Date: 25 February 2026

By:    /s/ C STEAD
Name:    C Stead
Title:    Company Secretary